August 17, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keira Nakada, Mark Brunhofer

Re:	Celyad S.A.
Form 20-F for the Fiscal Year Ended December 31, 2017
Filed April 6, 2018
File No. 001-37452

Dear Madam, Dear Sir,

This letter is submitted on behalf of Celyad SA (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated August 7, 2018 addressed to Christian Homsy, Chief Executive Officer of the Company, with respect to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2017 (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

Notes to the Consolidated Financial Statements

Note 25: Operating Expenses

Amendments of Celdara Medical and Dartmouth College agreements, page F-41

1.

Please tell us why it is appropriate to record the €24.3 million in payments under these amendments as a charge to earnings. Reference for us the authoritative literature you relied upon to support your accounting. In your response, specifically tell us your consideration for the guidance in paragraph 25 of IAS 38 regarding payments to acquire intangible assets.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and submits the following additional information with respect to the accounting treatment for the payments made in August 2017 to Celdara Medical LLC (“Celdara”) and Dartmouth College (“Dartmouth”).

2015 Acquisition: Background Information

On January 21, 2015, the Company entered into a stock purchase agreement with Celdara pursuant to which the Company purchased all of the outstanding membership interests of OnCyte, LLC (“OnCyte”). OnCyte was a wholly owned subsidiary of Celdara formed in January 2015 for the purpose of holding the oncology division of Celdara and its underlying exclusive license agreements with Dartmouth (comprising a portfolio of drug product candidates including three autologous CAR-T cell therapy products and an allogeneic T-cell platform, targeting a broad range of cancer indications). The consideration paid by the Company in 2015 for OnCyte consisted of cash and shares (i.e., fixed consideration) and clinical development-based or sales-based milestones (i.e., contingent consideration). In connection with this acquisition, OnCyte (which became a 100% wholly owned subsidiary of the Company) and Celdara entered into a research services agreement under which Celdara provided certain development activities related to the development of CAR-T products.

2015 Acquisition: Accounting Treatment

This transaction was considered as a whole and met the definition of a “Business” in accordance with International Financial Reporting Standard 3 (“IFRS 3”), paragraphs B7–B12. Therefore, the transaction was treated as a “Business Combination” under IFRS 3 standards in the Company’s 2015 financial statements, in agreement with the Company’s independent registered public accounting firm.

The main accounting consequences were as follows:

(i)	Fair valuation of intangible assets acquired (upon purchase price allocation in 2015 financial statements only); and
(ii)	Fair valuation of the contingent consideration liability (fair valuation applicable to subsequent measurements in upcoming financial statements as well)

2017 Amendments: Background Information

On August 4, 2017, the Company amended its original license agreements with Celdara and Dartmouth. In summary, under the amended agreements, in lieu of royalties previously payable on potential future sales by sublicensees, the Company is now required to pay Celdara and Dartmouth a percentage of sublicense income, including royalty payments. These amendments, which aimed to rebalance the global economics of the original agreements without giving additional rights or intellectual property to the Company, were entered against a total compensation of €24.3 million paid in cash and shares to Celdara and Dartmouth.

The Company respectfully refers to its Current Report on Form 6-K filed with the Commission on August 31, 2017 (File No. 001-37452) that further details the 2017 amendments.

2017 Amendments: Accounting Treatment

The Company believes that the key accounting treatment drivers are that the consideration paid by the Company for the 2017 amendments:

(i)	results from an event after the acquisition date, modifying the consideration payable of a past business combination; and
(ii)

enhances the future net cash flows potential pertaining to the previously acquired intangible (namely in-process research and development assets), without however relating to the purchase of an incremental individual asset.

In its 2017 financial statements, the Company thus charged to earnings the consideration paid to Celdara and Dartmouth, in accordance with IFRS 3 standards. In particular, the Company supported its accounting treatment in reliance upon the following authoritative literature.

IFRS 3

The Company respectfully advises the Staff that because the 2017 amendments occurred after the OnCyte acquisition date the Company believes that the related payments have correctly been charged to earnings in accordance with IFRS 3, paragraph 58(b), as set forth below (in relevant part):

“[…] changes resulting from events after the acquisition date, such as meeting an earnings target, reaching a specified share price or reaching a milestone on a research and development project, are not measurement period adjustments. The acquirer shall account for changes in the fair value of contingent consideration that are not measurement period adjustments as follows:

(a)	Contingent consideration classified as equity shall not be remeasured and its subsequent settlement shall be accounted for within equity.

(b)	Other contingent consideration that:

(i)	is within the scope of IFRS 9 shall be measured at fair value at each reporting date and changes in fair value shall be recognised in profit or loss in accordance with IFRS 9.

(ii)	is not within the scope of IFRS 9 shall be measured at fair value at each reporting date and changes in fair value shall be recognised in profit or loss.”

IAS 38

International Accounting Standards 38 “Intangible assets”, paragraph 25 prescribes the accounting treatment for intangible assets acquired separately. The Company respectfully advises the Staff that the Company believes that these provisions are not applicable to the Company’s 2017 amendments described above, which are part of the business combination dating back to January 2015.

External Audit

The accounting treatment of the 2017 amendments of the Company’s agreements with Celdara and Dartmouth was discussed with the Company’s independent registered public accounting firm, BDO Réviseurs d’Entreprises (“BDO”). BDO concurred with the above-described accounting treatment determined by the Company (i.e., payments charged to earnings by virtue of IFRS 3 standards).

*        *        *

If you should have any questions concerning the enclosed matters, please contact the undersigned at +32(0) 10394105 or by email at pjeanmart@celyad.com.

Sincerely,

/s/ Patrick Jeanmart

Patrick Jeanmart

Chief Financial Officer

Celyad SA

cc:	Christian Homsy, Chief Executive Officer, Celyad SA

Michael H. Bison, Goodwin Procter LLP

Laurie Burlingame, Goodwin Procter LLP